
-----------------------------------------------------------------------------------
SEC          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
             DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-----------------------------------------------------------------------------------


                                           --------------------------------
               UNITED STATES                        OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION     --------------------------------
          WASHINGTON, D.C. 20549           OMB Number:
                                           --------------------------------
                                           Expires:
                                           --------------------------------
                                           Estimated average burden hours
                                           per response . . . . . 11
                                           --------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------                 ------------------------
CUSIP NO.      69357C107                                PAGE 2 OF 10 PAGES
---------------------------------------                 ------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thales Holdings LTD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             0
NUMBER OF         --------------------------------------------------------------
  SHARES              8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                    440,142 shares (including 335,142 shares
  EACH                       issuable upon conversion of notes and payable as
 REPORTING                   shares of interest under the notes) (see Item 3)
PERSON WITH       --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             0
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             440,142 shares (including 335,142 shares
                             issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 3)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH PERSON

            440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
            3)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.6% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------                 ------------------------
CUSIP NO.      69357C107                                PAGE 3 OF 10 PAGES
---------------------------------------                 ------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thales Fund Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             0
NUMBER OF         --------------------------------------------------------------
  SHARES              8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                    440,142 shares (including 335,142 shares
  EACH                       issuable upon conversion of notes and payable as
 REPORTING                   shares of interest under the notes) (see Item 3)
PERSON WITH       --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             0
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             440,142 shares (including 335,142 shares
                             issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 3)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
            3)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.6% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 5, 2006 by Thales Holdings LTD a company incorporated in Bermuda and Thales Fund Management, LLC, a Delaware limited liability company (collectively, the "Reporting Persons"). This Amendment relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


ITEM 4.       PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented by the following:

     On February 1, 2006, the Advisor entered into an Amended and Restated Restructuring Support Agreement (the "Amended and Restated Restructuring Support Agreement") with the Company and the other members of the Ad Hoc Committee, which provides, among other things, that the members of the Ad Hoc Committee will vote their shares in favor of an amendment of the Company's articles of incorporation to authorize 140 million shares of common stock.. A copy of the Amended and Restated Restructuring Support Agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby supplemented by the following:

     The Amended and Restated Restructuring Support Agreement is incorporated by reference into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated February 9, 2006.

2. Amended and Restated Restructuring Support Agreement, dated February 1, 2006, among the Advisor, the Company and the other members of the Ad Hoc Committee.

                                   SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2006

THALES HOLDINGS LTD
By:  THALES FUND MANAGEMENT, LLC
     its Investment Advisor



By:  /s/ Sean Arp
     ----------------------------------------
     Name:  Sean Arp
     Title: Comptroller


THALES FUND MANAGEMENT, LLC



By:  /s/ Sean Arp
     ----------------------------------------
     Name:  Sean Arp
     Title: Comptroller

                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated February 9, 2006.

2. Amended and Restated Restructuring Support Agreement, dated February 1, 2006, among the Advisor, the Company and the other members of the Ad Hoc Committee.

                                    EXHIBIT 1
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 9, 2006

THALES HOLDINGS LTD
By:  THALES FUND MANAGEMENT, LLC
     its Investment Advisor



By:  /s/ Sean Arp
     ----------------------------------------
     Name:  Sean Arp
     Title: Comptroller


THALES FUND MANAGEMENT, LLC



By:  /s/ Sean Arp
     ----------------------------------------
     Name:  Sean Arp
     Title: Comptroller